SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  June 9, 2005

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated June 9, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corporation

(Registrant)

"James E. Sinclair"

Date:   June 9, 2005

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

       TNX

Tel: (860) 364-1830

   AMEX:  TRE

Fax: (860)  364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email: investors@tanrange.com

            Website:  www.tanrange.com

News Release -  June 09, 2005

Tan Range Begins Drill Program on Shinyanga Project

First in a Series with the Company’s Own Rig and Drill Crew

The Company is pleased to announce that drilling has commenced on its 120 square kilometers Shinyanga Property in the southeastern portion of the Lake Victoria Greenstone Belt in Tanzania. Approximately 6,000 metres of rotary drilling is planned, comprising about 300 shallow holes.

“Our strategy is to evaluate as much Shinyanga bedrock as possible to determine the lateral extent of the gold values encountered last year by trenching,” said the Company’s Chairman and CEO, James E. Sinclair. The program should take 3-4 weeks to complete barring any unforeseen circumstances, he said.

Four trenches were excavated last September at Shinyanga directly beneath areas defined by anomalous quartz debris samples. The overall Shinyanga gold anomaly is at least 4 kilometres long by 1 kilometre wide and is open to the west where it disappears under overburden. A single trench at Shinyanga intersected an alternating sequence of meta-basalt and meta-diorite with a strong foliation and quartz veining along the contact zones.

The quartz veins are typically thin, being less than 20 centimetres, but they contain high grade gold intersections, with selected grab samples carrying up to 65 grams per tonne gold. Re-sampling of the trench, taking true width channel samples along the best zone in the south-facing sidewall, returned the following intersections as reported in our news release of November 10, 2004:

Rock Type	Sample Width (Channel Sample)	Gold Grade (Grams per tonne)
Footwall diorite	0.5 m	0.03
Footwall basalt	0.5 m	0.49
Quartz vein	15 cm	10.3
Foliated basalt	30 cm	0.39
Quartz vein	8 cm	10.3
Hanging wall basalt	0.5 m	1.02

The license is situated amongst the scattered greenstone units of the Shinyanga greenstone belt, some 25 kilometres to the north of the Nzega greenstone belt. Principal rock types include meta-basalt with quartz veinlets, banded iron formation (BIF), granite and diabase dykes. Greenstone cover is estimated at 50% with the balance comprising granitic rocks. There are also known kimberlite occurrences within this project area that could be prospective for diamonds.

The Company’s geological staff confirms that Shinyanga could represent a shear-hosted gold zone that has utilized the diorite/basalt contact zone. “The presence of folding, the fact the gold is not confined to the quartz veining, and the large size of the soil anomaly, is considered to be extremely encouraging,” said the Company’s President, John Deane.

“Shinyanga will be the first test of our new drill rig and crew and the beginning of a broadly based, multi-target exploration effort that is virtually without precedent for a company our size in the Lake Victoria Greenstone Belt,” Sinclair emphasized. “Over the past two years we have carefully optimized our land position in Tanzania, acquired new licenses in the LVGB and a major land position in the Kabanga nickel belt, developed new exploration protocols such as biogeochem and purchased a state-of-the-art drilling rig to capitalize on these initiatives.”

“We expect to have plenty of news to report in the coming months and firmly believe that our huge land position in Tanzania will serve us well in the current bull market in commodities for gold and base metals,” said Sinclair.

On Behalf of the Board of Directors

"James E. Sinclair"

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

Neither the Toronto Stock Exchange nor American Stock Exchange have reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.